

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 8, 2011

Matthew L. Thompson, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Street
Minneapolis, Minnesota 55402-3901

      Re: Whitebox Mutual Funds (the "Trust")
              File Nos. 811-22574 and 333-175116

Dear Mr. Thompson:

The staff has reviewed the Trust's registration statement filed on Form N-1A currently consisting of two series, the Whitebox Tactical Opportunities Fund and Whitebox Enhanced Convertible Fund (singularly, the "Fund" or collectively, the "Funds"). Unless stated differently each of our following comments applies to both of the Funds.

Prospectus

General

1.   Please revise the disclosure to delete open-ended terms and phrases from the Prospectus and Statement of Additional Information ("SAI"). In this regard, in describing the Funds' investment strategies and risks, please avoid using the term "include" (rather than "consist of"), and the phrases "various categories," "various derivatives," "such as," "similar investments," "other similar types of instruments," "other similarly structured securities," "substantially similar securities," and "similar securities." In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 ("Securities Act").

Summary Information

Investment Objective

Whitebox Tactical Opportunities Fund

2.   Please define the term "high level," which appears in the investment objective, in the sentence discussing the Fund's investment strategies. For example, is the high level in comparison to comparable investments or the market as a whole?

Fees and Expenses

Both Funds

3.   Please confirm to the staff that the fee table's introductory paragraph does not need a cross-reference to the SAI or revise the paragraph as appropriate. *See* Item 3 of Form N-1A.

4.   In the fee table's "Investor Shares" column, please revise "None" to "1%." Also, please delete the first footnote. We would not object if the information disclosed in the footnote was relocated to appear in a parenthetical to the Maximum Deferred Sales Charge subcaption or in the Prospectus after the disclosure made in response to Items 1-9 of Form N-1A. Please revise the fee table's second footnote to conform to the language of Instruction 6(a) of Item 3 of Form N-1A.

5.   In the fee table's third footnote, please disclose that only the Board of Directors ("Board") may terminate the contractual fee waiver agreement. Also, disclose that to the extent the Fund incurs any of the expenses excluded from the agreement, the net amount in the fee table will be increased up by those amounts. In addition, disclose that the Fund does not expect to incur any of the expenses excluded from the agreement, such as interest expenses, during its first fiscal year of operations. Also, it appears that under the agreement's terms, Whitebox Advisors, LLC ("the Adviser") may recoup certain fees or expenses that the Adviser pays on a Fund's behalf or does not charge. Please disclose this in the footnote. In addition, disclose whether the Board must approve any such recoupment payment to the Adviser.

6.   It appears that short sales may be a principal investment strategy of both Funds and the cost of short sales will constitute a material expense of each Fund. The "Other Expenses" subcaption must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for securities sold short. Alternatively, you may add a subcaption under "Other Expenses" to disclose specifically the expenses of selling short, particularly if they represent a material percentage of "Other" expenses. A footnote appended to the subcaption should explain why each Fund pays these expenses. In addition, please include in the disclosure made in response to Item 4 of Form N-1A, a discussion of short sales, including the costs associated with these sales.

7.   The Prospectus, under the heading "Non-Principal Strategies Applicable to Both Funds," states, "[e]ach Fund has the ability to invest in other investment companies, such as exchange traded funds, unit investment trusts, and open-end and closed-end funds." Give this ability, should each Fund add an acquired fund fees and expenses subcaption to its fee table? *See* Instruction 3(f)(1) to Item 3 of Form N-1A.

Example

Both Funds

8.   Please revise the Example's introductory paragraph to conform to the language of Item 3 of Form N-1A.

Principal Investment Strategies

Whitebox Tactical Opportunities Fund

9.   Please clarify, in plain English, the term "exploit anomalies and dislocations in various securities and markets."

10.   The second paragraph states that the Fund may invest in fixed income securities, which may be, "denominated in U.S. dollars or other currencies, and may represent obligations of domestic and foreign issuers, including emerging market issuers." Please disclose these "other currencies." May the Fund invest in depository receipts as a principal investment strategy? If yes, please disclose the types of receipts and all attendant risks. Also, please inform the staff what percentage of the Fund's total assets may be invested in foreign issuers and what amount of that percentage may be comprised of emerging market issuers.

11.   Please clarify the "foreign currency transactions" in which the Fund may invest, which are mentioned in the third paragraph.

Whitebox Enhanced Convertible Fund

12.   Please clarify, in plain English, the meaning of the word "Enhanced" in the Fund's name.

13.   Rule 35d-1(a)(2) under the Investment Company Act of 1940 ("Investment Company Act" or "Act") requires an investment company with a name suggesting that the company focuses its investments in a particular type of investment to invest at least 80% of its assets in the type of investment the company's name suggests. Accordingly, the Fund's Prospectus should reflect that the Fund has adopted a policy to invest at least 80% of its total assets (or net assets plus any borrowing for investment purposes) in the **specific investment** its name suggests (*i.e.*, convertible securities).

Matthew L. Thompson, Esq.
Faegre & Benson LLP
Whitebox Mutual Funds
September 8, 2011

14.   The Fund must adopt the 80% policy discussed in comment 13 above as a fundamental policy or, alternatively, it may adopt a policy to provide notice to shareholders at least 60 days prior to any change to its 80% policy. This 60 days notification policy should be disclosed in the Fund's Prospectus. If the Fund chooses not to adopt an 80% investment policy with respect to convertible securities as required under Rule 35d-1(a)(2), the Fund must change its name to avoid possibly misleading investors about the Fund's investment emphasis.

15.   Please disclose that the Fund's investments in convertible securities may include securities rated below investment grade, which are commonly referred to as high-yield, high-risk, or junk bonds, or convertible securities that are unrated, but determined by the Fund or its investment Adviser to be of comparable quality. Also, to the extent that the Fund may invest in junk bonds or unrated securities up to certain percentage amounts, disclose the percentage of the Fund's assets that may be invested in these investments.

16.   Please clarify, in plain English, how the Fund's Adviser "continually evaluates" the Fund's portfolio as stated in the third paragraph.

17.   Given that "[s]hort positions will generally make up less than 10% of the portfolio," please clarify to the staff why they are considered a principal investment strategy of the Fund.

18.   The Item 9 disclosure states that the Fund, "may invest up to 10% of its net assets in dollar-denominated convertible securities issued by foreign companies." Given this percentage, is investing in these types of securities a principal investment strategy of the Fund?

                    Both Funds

19.   Please clarify the issuers (foreign, domestic, or both) of the equity securities in which the Funds may invest.

20.   Please disclose the capitalization sizes of the companies in which the Funds may invest along with all attendant risks. If they may invest in companies of all capitalization sizes, please disclose this in plain English.

21.   Please confirm to the staff that each Fund's Item 4 summarizes all of the Fund's principal investment strategies or revise the Prospectus accordingly. In this regard, we note that certain sections of the Prospectus disclose principal strategies or risks that do not appear in the Funds' Item 4 strategy summaries. For example, the principal risks section of the Whitebox Tactical Opportunities Fund discusses short sales, purchasing securities on margin or on a when-issued basis, yet the Fund's Item 4 strategy section does not mention these investments. Also, the Fund's Item 9 disclosure mentions that the "Advisor uses 'bottoms up' security selection . . . for investment," yet there is no mention of this in the Item 4 summary. Further, each Fund's principal risk section discusses "Repurchase Agreements and Purchase and Sale Contracts Risks," yet there is no corresponding discussion in their Item 4 strategy summaries.

22.   Please disclose that the Funds are non-diversified and include attendant risk disclosure.

23.   With respect to purchasing securities on margin, please be aware that it is a position of the staff of the Commission that open-end companies may not establish or use a margin account with a broker for the purpose of effecting securities transactions on margin. Please revise the disclosure accordingly. *See* Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, 1972) [37 FR 12790 (June 24, 1972)].

24.   The Whitebox Tactical Opportunities Fund discloses that, "from time to time, [it] may hold **substantial amounts** of fixed income securities that are non-investment grade ('junk bonds')." (Emphasis added.) Please quantify the phrase "substantial amounts" in the disclosure. Also, for each Fund, state in plain English the amount, expressed as a percentage of total assets, of junk bonds that the Fund may hold. Also, disclose the lowest credit quality rating in which the Funds may invest, and if applicable, that the Funds may invest in bonds that have default credit ratings. Further, summarize, if applicable, that the Funds may invest in unrated bonds and disclose the entity (*e.g.*, the Adviser) that will determine the credit quality of the unrated bonds and what methodology that entity will use (*e.g.*, of comparable quality to the rated bonds in which the Funds will invest). Finally, confirm that all applicable bonds in which the Funds may invest are summarized in Item 4 or revise the disclosure accordingly.

25.   With respect to the bonds in which the Funds may invest, disclose all applicable bond characteristics with respect to principal, interest, dividend, and reset terms.

26.   With respect to the Funds investing in convertible securities, please disclose into what types of securities they may be converted.

27.   Please disclose the amount of total assets each Fund may invest in derivative instruments and the purposes for which a Fund will invest in derivatives (*e.g.*, hedging or speculative purposes). Also, please revise the disclosure to list each type of derivative instrument in which the Funds may invest. If a Fund may sell or write derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create. In particular, disclose how much each Fund may invest in options (expressed as a percentage of total assets) and for what purpose. If a Fund may sell, the disclosure needs to be expanded accordingly. *See* letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

28.   If the Funds may invest in credit default swaps as a principal investment strategy, please disclose this fact and explain that each Fund takes on the role of an insurer or guarantor in return for income. Also, add appropriate risk disclosure explaining that if the underlying instrument defaults, a Fund will lose money. Also, please apply comment 48 below regarding segregation of assets to the Funds' investments in credit default swaps and confirm that appropriate disclosure has been made to the Prospectus regarding these investments.

29.   The "Non-Principal Risks of Investing in the Funds" section states that, "[e]ach Fund may from time to time engage in active and frequent trading of its portfolio securities." Also, the SAI mentions that "[e]ach Fund may engage in short-term trading." Please clarify, in plain English, the phrase "from time to time." Moreover, if active and frequent trading will be a principal investment strategy of a Fund, please disclose this in the Item 4 disclosure, including all attendant risks.

30.   Disclosure under the "Management" heading states that, "[t]he Adviser applies a disciplined selection of both fundamental and mathematically sophisticated analytics across a variety of securities markets and strategies." Please summarize these strategies In Item 4.

Principal Risks of Investing in the Funds

Both Funds

31.   Please disclose that neither the investment Adviser nor the sub-advisor has any prior experience in advising a mutual fund.

Concentration Risk

32.   The disclosure explains that each Fund "could be concentrated within one industry or group of industries." Please reconcile this disclosure with the first fundamental investment restriction in the SAI, which states that each Fund may not, "[p]urchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities)." If the Funds will concentrate their investments within an industry or group of industries, please summarize those strategies in each Fund's Item 4 "Principal Investment Strategies" sections and revise the first fundamental investment restriction to affirmatively declare that the Funds will concentrate, and identify the industry or industries. Moreover, please be aware that Section 8(b)(3) of the Act requires an investment company to recite its policy regarding concentrating investments in a particular industry or group of industries. In view of this, we object to the SAI's equivocal statement that, "[e]ach Fund **may, from time to time, in its discretion,** concentrate its investments in one or more industries or sectors." (Emphasis added.) Accordingly, please delete this language from the SAI.

Derivative Risk

33.   Please summarize, in plain English, the attendant risks of each derivative instrument in which the Funds may invest, including all options and futures transactions in which the Funds may engage.

Equity Securities Risks

34.   Please summarize the risks attendant to each specific equity security (*e.g.*, common shares and convertible securities) in which the Funds may invest.

Junk Bond Risk

35.   Please delete the portion of the sentence in this section reading, "[a]lthough junk bonds generally . . . interest than investment grade bonds," since this disclosure does not describe a risk. Also, summarize further the significant investment risks unique to junk bonds and how investing in them may affect each Fund's performance.

Leverage Risk

36.   This section mentions that the Funds may use, "leverage through activities such as borrowing. . . . ." Further, in Item 9, the Prospectus states that, "[a]s conditions warrant, each Fund may borrow from banks to increase its portfolio holdings of securities." If the Funds themselves leverage, please summarize, in plain English, this strategy in each Fund's Item 4 strategy section and state the maximum amount, as a percentage of each Fund's total assets, it may leverage.

Payments to Broker-Dealers and Financial Intermediaries

37.   Please revise this section to conform to the language of Item 8 of Form N-1A. Also, General Instruction C.3(a) of Form N-1A requires that all of the information "required by Items 2 through 8 be disclosed in numerical order at the front of the prospectus." *See* General Instruction C.3(a) of Form N-1A. Accordingly, please relocate this financial intermediary compensation to appear after the Item 7 tax information.

Investment Objectives and Strategies

Principal Investment Strategies-Tactical Opportunities Fund

38.   Please revise the first paragraph's second sentence, which states, "[t]he Adviser has wide latitude to invest Fund assets in various categories of investments," to list all of the Fund's investments.

Non-Principal Strategies Applicable to Both Funds

Non-Principal Risks Applicable to Both Funds

39.   We note that certain strategies and risks are listed under these two non-principal headings, (*e.g.*, hedging, Emerging Markets Risks, Repurchase Agreements and Purchase and Sale Contracts Risk), however, they also are discussed in the Prospectus as principal strategies and risks. Please clarify and make appropriate revisions.

Investment Companies

40.   Please expand upon this paragraph by clarifying whether the Funds have any current intention of investing in other investment companies and state, as a percentage of total assets, the full amount that each Fund may invest in those companies.

Matthew L. Thompson, Esq.
Faegre & Benson LLP
Whitebox Mutual Funds
September 8, 2011

Management

Portfolio Managers

41.   Please disclose to the staff whether the Trust has obtained consent from either the estate of Myron Scholes, or Oak Hill Platinum Partners, to refer to them in the Prospectus.

Jason Cross

42.   The third sentence states that, "[h]is dissertation was published . . . **and made a significant contribution** to 'universal portfolio theory.'" (Emphasis added.) Is the statement made in this sentence based on the Adviser's opinion? Please clarify.

Buying, Exchanging, and Redeeming Shares

Payments to Financial Intermediaries

43.   In the first sentence, please change the phrase "out of its own resources," to "out of its own legitimate profits."

Buying Shares

44.   Please clarify in the first paragraph that orders must be received in good order by the Fund, its agent, or a financial intermediary. Also, please define the term "good order" in the Prospectus. In addition, it appears that the Funds have authorized financial intermediaries to accept purchase orders and redemption requests on the Funds' behalf. Accordingly, when an order is received, in good order, by such a designated financial intermediary by 4:00 p.m. Eastern Time, then that order should receive that day's net asset value. Accordingly, please clarify this in the paragraph and delete the paragraph's last two sentences.

Redemption Payments

45.   In the first sentence, please disclose what entities must receive the redemption request in good order.

Redemption In-Kind

46.   Please add disclosure indicating that the securities remitted with a redemption in kind will be liquid securities. If this is not so, disclose the liquidity risks and difficulties shareholders may have liquidating the securities. Also, disclose that a shareholder will bear market risks until they sell the securities acquired by an in kind redemption.

SAI

47.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (*e.g.*, add distinguishing headings or subheadings). Accordingly, please reorganize this section to disclose the Funds' non-principal investment

strategies and their risks separately from the Funds' principal investment strategies and their risks. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. *See* General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Funds' non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In this regard, we note that the sixth Fundamental Investment Restriction mentions that the Funds "may purchase and sell precious and semi-precious metals," but there is no discussion of this strategy in the Prospectus or SAI.

48.   The Funds intend to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979) ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account. Disclose the amount that will be segregated, the liquid nature of the securities so segregated, and that the account will be marked to market daily.

Principal Investments, Practices and Risks

Borrowings

49.   Please revise this section to reflect the requirements of Section 18(f)(1) of the Act, under which an investment company, when its "asset coverage, at any time falls below 300 per centum ... **shall, within three days thereafter (not including Sundays and holidays)** or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum.) (Emphasis added.)

Reverse Repurchase Agreements

50.   Please disclose, as a percentage of total assets, the amount each Fund may invest in reverse repurchase agreements.

Interest-Only Securities

51.   Please disclose that if there are prepayments, then interest only securities may become totally worthless, with no income stream to the Funds.

Loan of Portfolio Securities

52.   With respect to portfolio securities, please disclose how much each Fund may lend, expressed as a percentage of total assets. This amount should not exceed 33 1/3% of a fund's total assets. Also, disclose the costs of lending portfolio securities and that those costs are not reflected in the fee table. In addition, disclose each Fund's procedure to unwind a loan in order to vote the shares on a material proxy issue.

Investment Limitations

Fundamental Investment Restrictions

53.   In the sixth fundamental restriction, please delete the phrases, ""and other financial transactions" and "but not limited to." Also substitute the word "including" with the phrase "consisting of."

Non-Fundamental Investment Restrictions

54.   For ease of readability, please revise this paragraph so that each individual restriction is enumerated in its own separate paragraph, similar to the presentation of the Funds' fundamental restrictions.

55.   As mentioned above in comment 36, the Prospectus states that, "[a]s conditions warrant, each Fund may borrow from banks to increase its portfolio holdings of securities." Accordingly, it appears that each Fund will employ leverage. However, if this is not the case, please add a non-fundamental policy stating that each Fund will not purchase additional securities when its outstanding borrowings exceed 5% of its total assets. Otherwise revise the Prospectus as discussed in comment 36.

56.   Please revise the phrase "more than 15% would then be invested," to "more than 15% would then be held."

57.   Please revise this section's last paragraph to explain the exceptions for borrowing and illiquid securities. In making these revisions, please disclose what action the Funds will take if the 15% illiquid securities threshold was ever exceeded.

Disclosure of Portfolio Holdings

58.   For ease of comprehension, please discuss the Funds' ongoing relationships for disclosure of non-public portfolio holdings information and those done on an ad hoc, or as needed, basis in their own separate paragraphs.

59.   Please disclose the specific length of any lag between the date of the information and the date on which the information is disclosed. *See* paragraph (f)(1)(iii) of Item 16 of Form N-1A.

60.   Please revise the disclosure to identify those entities that may authorize disclosure of the Funds' non-public portfolio securities to the entities listed in the SAI. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (*e.g.*, an officer besides the Funds' Chief Compliance Officer or the Adviser)? If accurate, please clarify that the Adviser, on behalf of the Funds and acting pursuant to the Funds' policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities. Also, if the Funds have any current ongoing arrangements with their service providers, or others, under which nonpublic information about the Funds' portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a

comprehensive list of those service providers and other entities. *See* paragraph (f)(2) of Item 16 of Form N-1A.

61.   Please disclose whether the Funds require written contractual confidentiality · agreements from those entities that may receive non-public portfolio information on an ad-hoc basis or continuous basis (*e.g.*, the Adviser). Also, the disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no written contractual obligation of confidentiality, disclose that the Board will determine that other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds' portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

62.   Please revise the disclosure to specify which type of confidentiality agreement (*e.g.*, oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis. Also, revise the disclosure to explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds' portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

63.   Please disclose the manner in which the Board exercises oversight of disclosure of the Funds' portfolio securities. *See* Item 16(f)(1)(vii) of Form N-1A. For example, will an officer of the Funds report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (*e.g.*, quarterly)?

Closing

    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

    Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

    Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Matthew L. Thompson, Esq.
Faegre & Benson LLP
Whitebox Mutual Funds
September 8, 2011

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review